Exhibit 99.1

BW LPG Limited – Financial Results for Q4 2025

Singapore, 3 March 2026

Highlights Q4 2025

Q4 2025 profit

●	Q4 2025 profit attributable to equity holders of the Company ended at US$104 million, representing an earnings per share of US$0.69, a result of solid shipping performance and continued positive results from Product Services.

Q4 TCE performance

●	TCE income – Shipping Q4 2025 concluded at US$50,300 per available day, above our guidance of US$47,000 per day, and US$48,100 per calendar day. The earnings were well supported by the Company’s time charter coverage of 44% of available days at US$ 48,100 per day.

Q1 2026 guidance

●	Fixed 94% of available fleet days at an average rate of ~US$54,000 per day

Cash dividend declared

●	The Company declared a Q4 2025 cash dividend of US$0.57 per share, equivalent to 100% of Shipping NPAT for Q4 2025.

Subsequent events

●	Iran-Israel/US war. So far minimal negative financial impact. There are currently three vessels from our Indian-flagged fleet in the region, two on time charter and one in dry dock. Initial market reaction is to secure more cargoes from the US with freight rates spiking.

●	As per our announcement in February, secured two three-year time charter-out contracts, increasing the 2026 fixed-rate time charter-out coverage to 36% at an average rate of US$43,700 per day

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q4 2025 Net Profit After Tax (NPAT) US$123 million, yielding an annualised return on equity of 26%. The Q4 profit attributable to the equity holders of the Company was US$104 million, and earnings per share were US$0.69.

The Company reported ample liquidity of US$613 million. The end-of-quarter net leverage ratio was 28.4%, compared to 29.7% as of 30 September 2025.

The Board declared a cash dividend of US$0.57 per share, representing a 100% payout ratio of the quarterly Shipping NPAT in line with the dividend policy and an annualised dividend yield of 12.5%.

Commercial Performance Shipping

The Q4 2025 VLGC freight rates averaged US$50,300 per available day and US$48,100 per calendar day, with 94% fleet utilisation. Time Charter Equivalent (TCE) income was US$196 million for the quarter, with the BW LPG India subsidiary contributing a TCE income of US$33 million for the quarter.

For Q1 2026, the Company has fixed ~94% of available days at an average rate of ~US$54,000 per day.

For FY 2026, the Company has secured 36% of the fleet capacity on fixed-rate time charters at US$43,700 per day, and an additional 4% through FFA hedges at an average rate of US$47,900 per day.

Product Services

Product Services presents a strong finish to the fiscal year 2025, reporting a gross profit of US$27 million and a net profit after tax of US$23 million for this quarter. The gross profit comprises of a realised gain of US$12 million from portfolio of cargo, freight and hedging transactions, and a positive unrealised mark-to-market change of US$15 million from open cargo contracts and hedging transactions.

Market Update

The LPG market in 2025 was shaped by geopolitical events, regulatory interventions and logistical bottlenecks. Trade tensions and port fee legislation created temporary inefficiencies, while congestion in the Panama Canal once again diverted vessels onto longer routes, supporting ton-mile demand. At the same time, market fundamentals remained solid, and the supply-driven trade dynamics of LPG demonstrated resilience through its “priced-to-clear” characteristics, with Asia continuing to serve as the key destination despite shifts in global trade patterns. In recent months, high US propane inventories have also contributed to a wider US – Far East price arbitrage, supporting a firm VLGC spot rate sentiment.

Cargo Movements

LPG exports carried on VLGCs out of the US increased by nearly 5% during 2025 compared to 2024. US exports bound for China have recovered from their low point in May 2025 but are still well below levels seen before trade tensions between China and the US were at their highest.

Out of the Middle East, LPG exports on VLGCs were flat in 2025 compared to 2024. OPEC+ has paused increases in oil production for the first quarter of 2026, but should the group decide to increase oil production, this could also increase the amount of LPG being brought to market.

On the importing side, LPG shipped on VLGCs from North America and the Middle East to the Far East declined by 2% in 2025 compared to the preceding year. The decline in Far East imports was largely driven by lower imports into China, which declined 3% year-by-year. This decline has occurred in tandem with lower LPG stocks, indicating that China has tapped into inventories and that downstream demand for LPG remains intact.

While Far East imports from North America and the Middle East were down in 2025, imports into other regions grew. Notably, Indian and Southeast Asian imports grew 10% and 11% respectively in 2025 from North America and the Middle East combined.

Panama Canal

Panama Canal dynamics remained an important driver of ton-mile demand in 2025. High utilisation of the new locks and strong demand for pre-booked slots led to elevated transit fees and encouraged many VLGCs to sail via the Cape of Good Hope instead of transiting the canal.

With continued fleet growth across several shipping segments, including LNG, ethane carriers and VLGCs, high utilisation of the canal’s new locks should be expected in the coming years.

Fleet Capacity

The VLGC fleet currently stands at 421 ships, with an orderbook of 105 vessels. Year to date, eight new VLGCs have been delivered, with 30 more scheduled for the remainder of 2026. For new orders, well-established shipyards are indicating delivery slots no earlier than 2028 for VLGCs. 44 VLGCs – more than 10% of the existing fleet – are 25 years or older.

Market Outlook

The initial market reaction to the Iran-Israel/US war has been to secure US cargoes leading to increased spot rates and longer ton-miles. In the Middle East, Strait of Hormuz safety concerns are halting exports from the region. A prolonged conflict will most likely divert more VLGCs to the US Gulf and may impact the US Gulf rates negatively.

LPG export fundamentals are expected to remain sound with support seen from additional export capacity, new gas projects, long-haul trade patterns and recurring constraints in the Panama Canal.

North American LPG exports are expected to grow in the mid-single digits in the coming years, supported by new export infrastructure and increasingly gas-rich Permian oil production.

LPG exports out of the Middle East are expected to grow in the high single digits in the coming years, driven by new and expanding projects, especially in Saudi Arabia and in Qatar.

In China, average operating rates at PDH plants are currently below normal historical levels but are expected to increase going forward as more plants return from maintenance. LPG inventories in China have declined since mid-2025 and are now lower than normal. In addition, three more PDH plants are scheduled for start-up in 2026, with another five expected in 2027.

The Ras Tanura-Chiba FFA market for FY 2026 is currently reflecting earnings of about US$85,000 per day, albeit with limited liquidity.

Q4 2025 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q4 2025 Earnings Presentation and Interim Financial Report.

-	BW LPG Q4 2025 Earnings Presentation

-	BW LPG Q4 2025 Interim Financial Report

BW LPG will present its financial results at 08:00hrs EST/ 14:00hrs CET/ 21:00hrs SGT today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The presentation will be held live via Zoom. Please register at the link below: https://bit.ly/BWLPGQ42025

Registered participants will receive a confirmation email containing access details for the Zoom meeting. A recording of the presentation will be made available on the Company’s website following the event at https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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